CUSIP No.  28335E-10-6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under The Securities Act Of 1934

EL NINO VENTURES LTD.

(Name of Issuer)

COMMON SHARES WITHOUT PAR VALUE

(Title of Class of Securities)

28335E-10-6

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

1.

Names of Reporting Persons.

Harry Gordon Barr

2.

Check the Appropriate Box if a Member of a Group.

a)

_____

b)

__X__

3.

SEC Use Only

4.

Citizenship or Place of Organization.

Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power: 1,750,299
6. Shared Voting Power: N/A
7. Sole Dispositive Power: 1,750,299
8. Shared Dispositive Power: N/A

9.

Aggregate Amount Beneficially Owned by Each Reporting Person.

1,750,299

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares.

N/A

11.

Percent of Class Represented by Amount in Row (9).

38.3%

12.

Type of Reporting Person (see instructions).

Individual

Item 1:

a)

Name of Issuer:

El Nino Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Canada

b)

Address of Issuer’s Principal Executive Offices:

2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3

Item 2

a)

Name of Person Filing:

Harry Gordon Barr

b)

Address of Prinicpal Business Office or, if none, Residence:

2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3

c)

Citizenship:

Canadian

d)

Title and Class of Securities:

Common share without par value.

d)

CUSIP No:

28335E-10-6

Item 3

Not Applicable

Item 4

Ownership

a)

Amount beneficially owned:  1,750,299

b)

Percent of Class:  38.3%

c)

Number of shares as to which the person has:

i)

Sole power to vote or to direct the vote:  1,750,299

ii)

Shared power to vote or to direct the vote:  N/A

iii)

Sole power to dispose or to direct the disposition of:  1,750,299

iv)

Shared power to dispose or to direct the disposition of:  N/A

Item 5

Ownership of Five Percent or Less of a Class.

N/A

Item 6

Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7

Security Being Reported on By the Parent Holding Company

N/A

Item 8

Identification and Classification of Members of the Group

N/A

Item 9

Notice of Dissolution of Group

N/A

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2004

Date

“Harry Barr”

Signature

Harry Gordon Barr, Director

Name and Title